# SEC Schedule 13G/A (Amendment No. 3) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Clearwater Analytics Holdings, Inc, CIK 0001866368
CUSIP: 185123106
Title of class of securities: Class A common stock, par value $0.001 per share
Address of issuer's principal executive offices: 777 W. MAIN STREET, SUITE 900, BOISE, Idaho (ID), 83702
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001193125-24-25766
Filed by CIK 1879859

## Reporting persons
- WCAS XIII Carbon Analytics Acquisition, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 18,958,356; sole dispositive power 0; shared dispositive power 18,958,356; aggregate amount beneficially owned 18,958,356 (7.61% of the class)
  Comment: The reported securities represent 18,958,356 shares of Class A Shares issuable in respect of (i) 10,786,830 LLC Interets (together with an equal number of shares of Class C Shares), and (ii) 8,171,526 shares of Class D Shares.
  
  The reported percentage is calculated assuming 249,057,258 Class A Shares outstanding based upon (i) 214,271,480 Class A Shares outstanding, based on information supplied by the Issuer, (ii) 12,542,110 Class A Shares issuable in respect of 12,542,110 LLC Interests (together with an equal number of Class C Shares), and (iii) 22,243,668 Class A Shares issuable in respect of 22,243,668 Class D Shares.
- WCAS GP CW LLC: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 18,958,356; sole dispositive power 0; shared dispositive power 18,958,356; aggregate amount beneficially owned 18,958,356 (7.61% of the class)
  Comment: The reported securities represent 18,958,356 shares of Class A Shares issuable in respect of (i) 10,786,830 LLC Interets (together with an equal number of shares of Class C Shares), and (ii) 8,171,526 shares of Class D Shares.
  
  The reported percentage is calculated assuming 249,057,258 Class A Shares outstanding based upon (i) 214,271,480 Class A Shares outstanding, based on information supplied by the Issuer, (ii) 12,542,110 Class A Shares issuable in respect of 12,542,110 LLC Interests (together with an equal number of Class C Shares), and (iii) 22,243,668 Class A Shares issuable in respect of 22,243,668 Class D Shares.
- WCAS XIII Carbon Investors, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 18,958,356; sole dispositive power 0; shared dispositive power 18,958,356; aggregate amount beneficially owned 18,958,356 (7.61% of the class)
  Comment: The reported securities represent 18,958,356 shares of Class A Shares issuable in respect of (i) 10,786,830 LLC Interets (together with an equal number of shares of Class C Shares), and (ii) 8,171,526 shares of Class D Shares.
  
  The reported percentage is calculated assuming 249,057,258 Class A Shares outstanding based upon (i) 214,271,480 Class A Shares outstanding, based on information supplied by the Issuer, (ii) 12,542,110 Class A Shares issuable in respect of 12,542,110 LLC Interests (together with an equal number of Class C Shares), and (iii) 22,243,668 Class A Shares issuable in respect of 22,243,668 Class D Shares.
- WCAS XIII Associates LLC: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 18,958,356; sole dispositive power 0; shared dispositive power 18,958,356; aggregate amount beneficially owned 18,958,356 (7.61% of the class)
  Comment: The reported securities represent 18,958,356 shares of Class A Shares issuable in respect of (i) 10,786,830 LLC Interets (together with an equal number of shares of Class C Shares), and (ii) 8,171,526 shares of Class D Shares.
  
  The reported percentage is calculated assuming 249,057,258 Class A Shares outstanding based upon (i) 214,271,480 Class A Shares outstanding, based on information supplied by the Issuer, (ii) 12,542,110 Class A Shares issuable in respect of 12,542,110 LLC Interests (together with an equal number of Class C Shares), and (iii) 22,243,668 Class A Shares issuable in respect of 22,243,668 Class D Shares.

## Item 1. Issuer
Name of issuer: Clearwater Analytics Holdings, Inc
Address of issuer's principal executive offices: 777 W. Main Street, Suite 900 Boise, ID 83702

## Item 2. Person Filing
Name of person filing:
This statement is filed by the entities and persons listed below, all of whom together are referred to herein as the "Reporting Persons":
(i) WCAS XIII Carbon Analytics Acquisition, L.P.
(ii) WCAS GP CW LLC
(iii) WCAS XIII Carbon Investors, L.P.
(iv) WCAS XIII Associates LLC
Address of principal business office or, if none, residence:
C/O Welsh, Carson, Anderson & Stowe
599 Lexington Avenue, 18th Floor
New York, New York 10022
Citizenship: See responses to Item 4 on each cover page.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
See responses to Item 9 on each cover page.

LLC Interests are each convertible into one Class A Share or, if requested by a principal equity owner, one Class D Share. In connection with such conversion, an equal number of Class C Shares will be redeemed and cancelled for no consideration.

The reported securities include 10,121,624 shares of Class C Common Stock directly held by WCAS XIII Carbon Analytics Acquisition, L.P., 665,206 shares of Class C Common Stock directly held by WCAS GP CW LLC and 8,171,526 shares of Class D Common Stock directly held by WCAS XIII Carbon Investors, L.P. (together, the "WCAS Entities").

The general partner of WCAS XIII Carbon Analytics Acquisition, L.P. and WCAS XIII Carbon Investors, L.P. and the managing member of WCAS GP CW LLC is WCAS XIII Associates LLC. Investment and voting decisions with respect to the shares held by the WCAS Entities are made by a committee comprised of three or more individuals and all members of such committee disclaim beneficial ownership of the shares. The filing of this Schedule 13G shall not be construed as an admission that any Reporting Person is the beneficial owner of any or all of the reported securities for the purposes of Section 13 or for any other purpose.

All percentages reported herein are calculated assuming 249,057,258 Class A Shares outstanding based upon (i) 214,271,480 Class A Shares outstanding, based on information supplied by the Issuer, (ii) 12,542,110 Class A Shares issuable in respect of 12,542,110 LLC Interests (together with an equal number of Class C Shares), and (iii) 22,243,668 Class A Shares issuable in respect of 22,243,668 Class D Shares. Such amounts and percentages do not reflect Class A Shares beneficially owned by entities associated with Warburg Pincus LLC and Permira VII GP S.a.r.l. with which the Reporting Persons were previously, but are no longer, deemed to constitute a group pursuant to the Stockholder's Agreement dated September 28, 2021.
Percent of class: See responses to Item 11 on each cover page.
Sole power to vote or to direct the vote: See responses to Item 5 on each cover page.
Shared power to vote or to direct the vote: See responses to Item 6 on each cover page.
Sole power to dispose or to direct the disposition: See responses to Item 7 on each cover page.
Shared power to dispose or to direct the disposition: See responses to Item 8 on each cover page.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- WCAS XIII Carbon Analytics Acquisition, L.P.: /s/ Jennifer Martin, By: WCAS XII Associates LLC, its general partner (02/14/2025)
- WCAS XIII Carbon Analytics Acquisition, L.P.: /s/ Jennifer Martin, Jennifer Martin, Managing Member (02/14/2025)
- WCAS GP CW LLC: /s/ Jennifer Martin, By: WCAS XIII Associates LLC, its managing member (02/14/2025)
- WCAS GP CW LLC: /s/ Jennifer Martin, Jennifer Martin, Managing Member (02/14/2025)
- WCAS XIII Carbon Investors, L.P.: /s/ Jennifer Martin, By: WCAS XIII Associates LLC, its general partner (02/14/2025)
- WCAS XIII Carbon Investors, L.P.: /s/ Jennifer Martin, Jennifer Martin, Managing Member (02/14/2025)
- WCAS XIII Associates LLC: /s/ Jennifer Martin, Jennifer Martin, Managing Member (02/14/2025)
Comment: Exhibit B Joint Filing Agreement, dated as of February 14, 2025.